UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number 1-08346
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES
Consolidated Financial Statements for the three-month-period ended June 30, 2008 (in English)
1) Consolidated balance sheets (Unaudited)
2) Consolidated statement of income (Unaudited)
3) Consolidated statement of cash flows (Unaudited)
4) Notes to Consolidated Financial Statements (Unaudited)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
Date: August 26, 2008
	By:	/s/ Seiji Enami
	Name:	Seiji Enami
	Title:	Director, Executive Vice President and CFO

Consolidated Financial Statements for the three-month-period ended June 30, 2008
(in English)
     On August 14, 2008, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan.

1)  Consolidated balance sheets (Unaudited)

	Yen (Millions)
ASSETS	June 30, 2008	March 31, 2008

Current assets:
Cash and cash equivalents	¥185,814	¥166,105
Net trade receivables	159,495	157,118
Inventories (Note 2)	93,897	88,816
Other current assets	48,767	50,781

Total current assets	487,973	462,820

Investments in securities	68,464	68,714

Net Property, plant and equipment	297,621	267,149

Goodwill and other intangible assets	92,860	93,342

Other assets	44,807	43,508

	¥991,725	¥935,533

See accompanying notes to consolidated financial statements.

	Yen (Millions)
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	June 30, 2008	March 31, 2008

Current liabilities:
Short-term debt	¥40,344	¥8,898
Current installments of long-term debt	291	294
Trade payables	78,445	76,391
Accrued expenses	69,346	63,834
Income taxes payables	1,600	7,660
Other current liabilities	9,498	4,884

Total current liabilities	199,524	161,961

Long-term debt, excluding current installments	182	152

Retirement and severance benefits	34,543	33,990

Deferred income taxes	6,148	5,998

Other noncurrent liabilities	13,548	13,171

Total liabilities	253,945	215,272

Minority interests	3,541	3,684

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; issued 129,590,659 shares at June 30, 2008 and March 31, 2008	32,641	32,641
Additional paid-in capital	63,935	63,887
Legal reserve	19,644	19,510
Retained earnings	683,939	688,719
Accumulated other comprehensive income (loss)	(59,472)	(81,583)
Treasury stock at cost; 620,654 shares at June 30, 2008 and 634,923 shares at March 31, 2008	(6,448)	(6,597)

Total stockholders’ equity	734,239	716,577

	¥991,725	¥935,533

2) Consolidated statement of income (Unaudited)

Yen (Millions)

Three months ended
June 30, 2008

Net sales	¥190,623
Cost of sales	148,415

Gross profit	42,208
Selling, general and administrative expenses	36,815

Operating income	5,393
Other income (deductions):
Interest and dividend income	1,118
Interest expense	(79)
Foreign exchange gain (loss)	(698)
Other — net	(157)

184

Income before income taxes	5,577
Income taxes	1,340

Income before minority interests	4,237
Minority interests, net of tax	(209)

Net income	¥4,446

Amounts per share:
Yen

Net income per share (Note 6):
Basic	¥34.48
Diluted	34.46
Cash dividends paid during the period	¥70.00

See accompanying notes to consolidated financial statements.

3) Consolidated statement of cash flows (Unaudited)

Yen (Millions)
Three months ended
June 30, 2008

Cash flows from operating activities:
Net income	¥4,446
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,398
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	6,346
Decrease (increase) in inventories	(2,832)
Increase (decrease) in trade payables	(4,243)
Increase (decrease) in accrued expenses	(7,124)
Increase (decrease) in changes in other assets and liabilities, net	(2,223)
Other — net	1,479

Net cash provided by operating activities	14,247

Cash flows from investing activities:
Capital expenditures	(31,127)
Proceeds from sale and maturity of short-term investments	1,165
Payment for purchase of short-term investments	(1,014)
Proceeds from sale and maturity of investments in securities	4,155
Payment for purchase of investments in securities	(786)
Other — net	1,352

Net cash used in investing activities	(26,255)

Cash flows from financing activities:
Repayment of long-term debt	(81)
Increase (decrease) in short-term debt, net	31,379
Cash paid to acquire treasury stock	(2)
Dividends paid	(9,027)
Other — net	86

Net cash provided by financing activities	22,355

Effect of exchange rate changes on cash and cash equivalents	9,362

Net increase in cash and cash equivalents	19,709
Cash and cash equivalents at beginning of period	166,105

Cash and cash equivalents at end of period	¥185,814

See accompanying notes to consolidated financial statements.

4) Notes to Consolidated Financial Statements (Unaudited)
1.	Summary of Significant Accounting Policies
(a)	Consolidation Policy
     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (the “U.S. GAAP”). The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20 percent to 50 percent and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under the U.S. GAAP is not presented in the accompanying consolidated financial statements.
(b)	Adoption of a new accounting standard
“Fair Value Measurements”
     TDK adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements” on April 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The adoption of SFAS 157 did not have a material effect on TDK’s consolidated financial position and results of operations. The disclosure required by SFAS 157 was omitted.
(c)	New Accounting Standards Not Yet Adopted
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. The measurement date provision will be effective for TDK’s fiscal year ending March 31, 2009. TDK currently uses a December 31 measurement date, and is evaluating the effect of changing measurement date on TDK’s consolidated financial position and results of operations.
     In December 2007, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends the SEC’s views discussed in Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the use of the simplified method in developing estimates of the expected lives of share options in accordance with SFAS 123(R). TDK will continue to use the simplified method until TDK has the historical data necessary to provide reasonable estimates of expected lives in accordance with SAB 107, as amended by SAB 110.

     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141(R)”), “Business Combinations”. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 141(R) will have on TDK’s consolidated financial position and results of operations.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. TDK is currently evaluating the effect that the adoption of SFAS 160 will have on TDK’s consolidated financial position and results of operations.
(d)	Reclassifications
     Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the three-month-period ended June 30, 2008.
2.	Inventories
     Inventories at June 30, 2008 and March 31, 2008, are summarized as follows:

	Yen (Millions)
	June 30, 2008	March 31, 2008

Finished goods	¥37,829	¥34,856
Work in process	24,013	23,070
Raw materials	32,055	30,890

	¥93,897	¥88,816

3.	Cost for Retirement and Severance Benefits
     Net periodic benefit cost for TDK’s employee retirement and severance defined benefit plans for the three-month-period ended June 30, 2008 consisted of the following components:

Yen (Millions)
Three months ended
June 30, 2008
Service cost-benefits earned during the period	¥1,624
Interest cost on projected benefit obligation	1,120
Expected return on plan assets	(1,295)
Recognized actuarial loss	322
Amortization of unrecognized prior service benefit	(504)

¥1,267

4.	Comprehensive Income (Loss)
     Comprehensive income (loss) for the three-month-period ended June 30, 2008, is as follows:

Yen (Millions)
June 30, 2008
Net income	¥4,446

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	20,806
Net unrealized gains (losses) on securities	1,542
Pension liability adjustments	(237)

Comprehensive income	¥26,557

5.	Contingent Liabilities
     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee.
     The maximum amounts of undiscounted payments TDK would have to make in the event of default at June 30, 2008 and March 31, 2008, are as follows:

	Yen (Millions)
	June 30, 2008	March 31, 2008
Contingent liabilities for guarantees of loans of TDK’s employees	¥4,609	¥4,764

     As of June 30, 2008, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
6.	Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

Yen (Millions)
Three months ended June 30, 2008
Net income available to common stockholders	¥4,446

Number of shares (Thousands)
Three months ended June 30, 2008
Weighted average common shares outstanding — Basic	128,961
Effect of dilutive stock options	63
Weighted average common shares outstanding — Diluted	129,024

Yen
Three months ended June 30, 2008
Net income per share:
Basic	¥34.48
Diluted	34.46

7.	Subsequent event
     On July 31, 2008, TDK’s Board of Directors decided to conclude a Business Combination Agreement (BCA) with EPCOS AG, a Germany-headquartered electronic components manufacturer. The BCA was signed the same day.
     TDK and EPCOS are both engaged in the electronic components business. Because there is almost no overlap, however, in terms of product fields or markets, the two companies will have a complementary relationship. The aim of the proposed business combination is to capture powerful synergies from this relationship by forming a partnership with EPCOS.
     TDK will launch a public tender offer for all of EPCOS’ outstanding shares after obtaining the approval of the German Federal Financial Supervisory Authority. TDK will offer EPCOS’ shareholders EUR 17.85 per share in cash and expects to complete the public tender offer by the end of October 2008. The offer price represents a 52 percent premium on the average closing price of EPCOS shares for the 3-month period through the day before the conclusion of the BCA, or a 29 percent premium on the closing share price on the day before the BCA. The offer is subject to certain conditions, including a 50 percent plus one share minimum acceptance threshold on a fully diluted basis and regulatory approval with regards to anti-trust regulations.
     TDK has already purchased EPCOS shares on the market and as of August 8, 2008 held 29.4 percent of the company’s outstanding shares, or approximately 19 million shares. TDK financed this with cash and external finance. Assuming TDK purchases all of EPCOS’ shares through this public tender offer, it will require cash of approximately EUR 1.1 billion, a figure which includes the amount already paid. TDK plans to use cash reserves and external financing to pay for additional the share purchases.
     If the public tender offer is successful, TDK will begin the process of carving out the electronic components businesses slated for combination. Subject to approval at TDK’s Ordinary General Meeting of Shareholders in June 2009, plans call for the integration of these businesses with EPCOS’ electronic components businesses the following October under a new company, provisionally named TDK EP Components KK.

8.	Segment Information
(a)	Industry segment information
     Recording media sales have dropped sharply due to the August 2007 transfer of the TDK brand recording media sales business and as a result these sales now account for less than 10 percent of total net sales. Because the electronic materials and components segment accounted for more than 90 percent of total net sales and operation income, segment information has been omitted.
(b)	Geographic segment information
Three months ended June 30, 2008

	Yen (Millions)
						Eliminations
						and
	Japan	Americas	Europe	Asia and others	Sub total	corporate	Total

Net sales
External sales	¥38,133	¥11,757	¥10,379	¥130,354	¥190,623	—	¥190,623
Intersegment	45,929	10,105	377	11,640	68,051	(68,051)	—

Total	84,062	21,862	10,756	141,994	258,674	(68,051)	190,623

Operating expenses	85,834	20,735	10,744	135,054	252,367	(67,137)	185,230

Operating income (loss)	¥(1,772)	¥1,127	¥12	¥6,940	¥6,307	¥(914)	¥5,393

(Notes)	1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
	2.	Principal nations in each geographic segment excluding Japan:
		Americas: United States of America
		Europe: Germany
		Asia and others: Hong Kong, China, Philippines, Taiwan and Thailand
(c)	Overseas sales
Three months ended June 30, 2008

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥22,590	¥12,151	¥123,417	¥158,158
Net sales				190,623
Ratio of overseas sales to net sales (%)	11.9	6.4	64.7	83.0

(Notes)	1.	Overseas sales are based on the location of the customers.
	2.	Principal nations in each region excluding Japan:
		Americas: United States of America
		Europe: Germany, Sweden, Hungary and United Kingdom
		Asia and others: Hong Kong, China, Taiwan, Philippines and Singapore
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.